                                                            File No. ___________

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM U-1

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                               EASTERN ENTERPRISES
                                9 Riverside Road
                           Weston, Massachusetts 02193
             -------------------------------------------------------
             (Name of company or companies filing this statement and
                    addresses of principal executive office)

                               EASTERN ENTERPRISES
 ------------------------------------------------------------------------------
 (Name of top registered holding company parent of each applicant or declarant)


David W. Walker, Esq               L. William Law, Jr., Esq.
Foley, Hoag & Eliot LLP            Senior Vice President and General Counsel
One Post Office Square             Eastern Enterprises
Boston, Massachusetts 02109        9 Riverside Road
                                   Weston, Massachusetts 02193


                   ------------------------------------------
                   (Names and addresses of agents for service)

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION

        This is an application under the Public Utility Holding Company Act of 1935 (the "Act") by Eastern Enterprises ("Eastern") for approval of its acquisition, through a so-called reverse triangular merger, of all the outstanding capital stock of Essex County Gas Company ("Essex"), a Massachusetts gas utility company. Eastern is a holding company exempt from registration under the Act pursuant to the "intrastate" exemption of Section 3(a)(1). Currently, its sole utility subsidiary is Boston Gas Company ("Boston Gas"), a Massachusetts gas utility company. Following the proposed acquisition, Eastern will have two gas utility subsidiaries, both located in Massachusetts, and will continue to satisfy the requirements of Section 3(a)(1). In addition, Essex and Boston Gas together will constitute an integrated public-utility system because, among other things, they have contiguous service areas and common sources of supply.

        Eastern is a Massachusetts voluntary association created by a Declaration of Trust dated July 18, 1929, as amended, and is exempt under
Section 3(a)(1) of the Act pursuant to orders dated February 28, 1955 (Pub. Util. Holding Company Act of 1935 Release No. 12807), November 3, 1967 (Pub. Util. Holding Company Act of 1935 Release No. 15887) and August 28, 1975 (Pub. Util. Holding Company Act of 1935 Release No. 19100) .

        Eastern is the sole stockholder of all issued and outstanding common stock of Boston Gas, a Massachusetts corporation engaged in the gas utility business. Boston Gas serves approximately 530,000 customers, all in Massachusetts. Boston Gas has outstanding 1,200,000 shares of non-voting preferred stock, which are held by the public.

        Essex is a regulated public utility and a non-affiliated Massachusetts corporation engaged in the gas utility business. Essex serves over 42,000 customers in the Commonwealth of Massachusetts. Essex's service territory is contiguous to Boston Gas' service territory.

A.  PROPOSED ACQUISITION OF ESSEX
---------------------------------

        Eastern and Essex have agreed, subject to various approvals including approval from the Securities and Exchange Commission (the "Commission"), that Eastern will acquire Essex through a merger into Essex of a subsidiary of Eastern formed for that purpose. After the merger, Eastern will own all the outstanding capital stock of Essex, and the former stockholders of Essex will hold shares of common stock of Eastern. Eastern's common stock is traded on the New York Stock Exchange, the Boston Stock Exchange and the Pacific Stock Exchange. Based on reported prices for Eastern shares on those exchanges in December 1997, when the merger was announced, the Eastern shares to be issued would have a market value of approximately $80.5 million and would constitute approximately 9.3% of Eastern's outstanding stock. The terms and conditions agreed upon between Eastern and Essex, are set forth in the Merger Agreement included as Exhibit B hereto (the "Agreement").

        The Agreement between Eastern and Essex was the result of a process conducted by Essex to explore strategic alternatives.

        Included with this Application as Exhibit D-1 is a copy of the Joint Petition of Eastern Enterprises and Essex County Gas Company For Approval of Merger submitted on February 27, 1998 to the Massachusetts Department of Telecommunications and Energy (the "DTE Petition"), including exhibits. The Massachusetts Department of Telecommunications and Energy (the "MDTE") will schedule a hearing on the petition and will issue an order approving or disapproving the merger.

        Also included hereto as Exhibit C is a copy of the Registration Statement (the "Registration Statement") on Form S-4, filed by Eastern, which includes the Proxy Statement of Essex as filed with the Commission (the "Essex Proxy Statement") in connection with the proposed special meeting of Essex stockholders to approve the Merger.

1.      Description of Business of Essex and Eastern

        Essex is a gas utility whose principal business is the distribution and sale of natural gas. Essex has 12 directors, including the President and Chief Executive Officer and five other officers. Essex sells natural gas to over 42,000 customers in eastern Massachusetts. Essex's service territory in eastern Massachusetts is contiguous to Boston Gas' service territory. The size of Essex's customer base has been growing in recent years, with 820 new customers added during fiscal 1997.

        Essex net earnings for the twelve months ended August 31, 1997, was $3,966,519 on revenues of $53,534,734.

        Essex had a total of approximately 127 permanent employees on August 31, 1997.

        Eastern is exclusively a holding company. Its sole utility subsidiary is Boston Gas, a distributor of natural gas, serving approximately 530,000 residential, commercial and industrial customers in Boston and 73 other eastern and central Massachusetts communities. In addition, Eastern has several non-utility subsidiaries, including primarily Midland Enterprises Inc., a carrier of coal and other dry bulk cargoes on the nations inland waterways, with a fleet 2,302 dry cargo barges and 87 towboats.

2.      Acquisition of Essex

        The terms and mechanism for acquiring Essex are set forth in the Agreement described in the prospectus included in the Registration Statement. In brief, they include the following:

(a) Eastern will form a temporary Massachusetts corporation ("NEWCO") as a wholly-owned subsidiary of Eastern;*

(b) NEWCO will merge with and into Essex, with Essex as the surviving corporation (the "Surviving Corporation") having all the rights, interests, and obligations of Essex;

(c) Shares of NEWCO will be converted into shares of new common stock of the Surviving Corporation, with the Surviving Corporation being a wholly owned subsidiary of Eastern; and

(d) Each outstanding share of Essex will be converted into 1.183985 shares of Eastern common stock subject to adjustment under certain circumstances based on the average market price for a specified period prior to closing, so that the stockholders of Essex will become stockholders of Eastern.

        The merger will become effective at the time of filing of the Articles of Merger with the Secretary of State of the Commonwealth of Massachusetts. The closing will be held only upon the satisfaction (or waiver, where permissible) of certain conditions contained in the Agreement, including obtaining necessary approvals from the MDTE, the Commission, and other government agencies.

3.      Common Shares Issued by Eastern

        The initial exchange ratio is 1.183985 shares of Eastern common stock for each issued and outstanding share of Essex common stock. The actual number of Eastern shares to be issued will be adjusted to provide that the value of the Eastern common stock to be issued for each Essex common stock share will not be less than $45 nor more than $50, based upon the average market price during a specified period prior to closing. Eastern will register with the Commission shares of its common stock for this purpose. (See Exhibit C hereto). This acquisition price is reasonable in the opinion of Salomon Smith Barney, Eastern's investment banking advisors, and will not result in any excessive charges to Boston Gas or Essex rate payers. See Item 4(e) below.

        Eastern's common shares are listed on the New York, Boston and Pacific Stock Exchanges. From January 1, 1997 through December 31, 1997, the price for Eastern's shares on the New York Stock Exchange -- Composite Transactions ranged from a high of $45.375 to a low of $30.50. Essex's common shares are quoted on NASDAQ. From January 1, 1997 through December 31, 1997, the price for Essex's shares on NASDAQ ranged from a high of $49.00 to a low of $24.25.


------------------
*Newco will be formed under the Massachusetts statute relating to gas companies, but will not own or operate any utility assets before consummation of the merger and will disappear upon consummation of the merger.

4.      Compliance with Section 10

        The proposed acquisition meets all the substantive requirements of
Section 10 of the Act. Specifically, the Commission should find that the acquisition complies with subsections (c) and (f) on the basis of the following:

        a. The acquisition is lawful under Section 8 of the Act and is not detrimental to the carrying out of the provisions of Section 11.

        Both Essex and Boston Gas are retail gas distribution companies, with no electric utility assets or operations.

        The resulting holding company system of Eastern will continue to be exempt from registration under the Act pursuant to the "intrastate" exemption provided in Section 3(a)(1), because Eastern and all of its utility subsidiaries, Essex and Boston Gas, will continue to be organized under Massachusetts law, and their combined utility operations will be carried on solely in Massachusetts. See service area map, Exhibit E.

        b. The acquisition will serve the public interest by tending toward the economical and efficient development of an integrated public-utility system.

        As the map attached as Exhibit E shows, the service areas of Essex and Boston Gas are contiguous, and both companies receive a substantial portion of their natural gas supplies from the Tennessee Gas Pipeline Company. Eastern expects to derive substantial cost savings from the combined operations of Essex and Boston Gas, including savings from sharing of their combined pipeline supply capacity (DTE Petition, Testimony of William R. Luthern, p. 2) and savings from consolidation of management positions and other duplicated administrative costs (DTE Petition, Testimony of Joseph F. Bodanza, pp. 8-10). In addition, the companies expect to attain more efficient service to customers by combining their dispatch, telephone inquiry, and customer service operations (Id. at pp. 10-11).

        c. Massachusetts law applying to the acquisition has been complied with.

        By its terms, the merger will not be consummated unless it is approved by the MDTE under applicable provisions of Chapter 164 of the Massachusetts General Laws. Eastern will provide to the Commission a copy of the MDTE's order approving the merger as soon as it is available.

        In addition, there is no basis for making any of the negative findings that would prevent approval of the proposed acquisition under subsection (b) of section 10, for the following reasons:

        d. The acquisition will not tend toward any interlocking relations or undue concentration of control of public-utility companies in Massachusetts.

        As indicated above, after the proposed acquisition, Essex will be a wholly owned direct subsidiary of Eastern, as Boston Gas now is. As usual in holding-company systems, Essex and Boston Gas may have officers and directors in common, some of whom may also be officers of Eastern; but that mode of common management of the integrated system of subsidiaries is not the sort of "interlocking relationship" that the Act is intended to prevent.

        The combination of Essex and Boston Gas will not substantially increase the size of Eastern's utility subsidiary operations. Boston Gas currently serves approximately 530,000 retail gas customers in 74 cities and towns in eastern and central Massachusetts. Together, Essex and Boston Gas will serve a base of approximately 572,000 retail gas customers in a contiguous service area comprising 91 cities and towns in eastern and central Massachusetts. Boston Gas had assets of $878.2 million at December 31, 1997 and revenues of $700.9 million for the year then ended. Essex and Boston Gas together will have pro forma combined assets of $974.0 million and pro forma combined revenues of $755.4 million.

        e. The consideration to be paid is reasonable and bears a fair relation to the value of the utility assets underlying the securities to be acquired.

        The price to be paid by Eastern was determined by bids in a process conducted by Essex, in which Eastern was one of five bidders. See DTE Application, testimony of James H. Hastings, pp. 4-8. The investment banking firm of Furman Selz, LLC advised the Board of Directors of Essex that the exchange ratio was fair to the stockholders of Essex from a financial point of view (see Essex Proxy Statement, pp. 26-30); and the investment banking firm of Salomon Smith Barney has advised the Trustees of Eastern that the merger price is reasonable, is consistent with recent history of mergers in the natural gas industry, and is not likely to result in excessive charges against the earnings of Eastern or Boston Gas (see DTE Petition, Testimony of Paul J. Murphy).

        In addition, Eastern and Essex have proposed to the MDTE a rate plan that will effect an immediate reduction in the retail gas price charged to customers of Essex and a ten-year freeze on the base rates for Essex, to reflect expected cost savings that would result from combined operation of Essex and Boston Gas. See DTE Petition, Testimony of Joseph S. Bodanza. The plan also contemplates a transfer from Essex to Boston Gas under the two companies' respective Cost of Gas Adjustment Clauses, to compensate Boston Gas customers for Essex's use of combined gas purchasing with Boston Gas to achieve savings. Id. at p. 5.

        Under Massachusetts law, retail gas rates are regulated by the MDTE, which has full power to examine transactions with affiliates and to allow or disallow intercompany costs and charges in the rate-setting process. Mass. General Laws, c. 164, secs. 76A, 85, 94. Thus, the financial effect of the merger price on customers of Essex and of Boston Gas is subject to effective regulation by the applicable state authority.

        f. The acquisition will not unduly complicate the capital structure of Eastern's holding-company system and will not be detrimental to the public interest, the interest of investors or consumers, or the proper functioning of the holding-company system.

        The merger price will consist solely of shares of Eastern's voting common stock, of the class that is publicly traded on the New York Stock Exchange, the Pacific Stock Exchange, and the Boston Stock Exchange. There will be no debt and no preferred or senior securities involved. There will be no minority voting stock interest in either Essex or Boston Gas: both will be wholly-owned subsidiaries of Eastern. As the Testimony of Paul J. Murphy in the DTE Petition explains, the dilution to be experienced by stockholders of Eastern is reasonable in view of the value of the assets being acquired. The interests of gas consumers are protected by the jurisdiction of the MDTE. As outlined in
Item 1(a)(4)(b) above, the acquisition will serve the public interest by promoting the economical and efficient development of an integrated public-utility system.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES
---------------------------------------

        The estimated fees and expenses in connection with the proposed transactions are set forth in Exhibit G hereto.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS
----------------------------------------

        Sections 9(a) and 10 of the Act are applicable to the acquisition by Eastern of shares of capital stock of Essex.

ITEM 4.  REGULATORY APPROVAL
----------------------------

        The MDTE has jurisdiction over the proposed merger and certain matters in connection therewith. The fact that the MDTE has jurisdiction over both Boston Gas and Essex assures that the rates of both of these companies will be just and reasonable and will not include unreasonable charges associated with the merger. The proposed merger is subject to the satisfaction of the applicable notification waiting period and approval by the Federal Trade Commission and the Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. No other state regulatory commission and no other federal commission (other than the Commission) has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE
------------------

        It is anticipated that the MDTE will issue a decision by mid-1998 on the merger. It is requested that the Commission take action with respect to this Application or Declaration without a hearing being held and that an order be issued allowing this Application/Declaration to become effective at approximately the same time.

        Eastern further requests that the Commission enter an order confirming that Eastern's holding company system after consummation of the merger will continue to be exempt from registration under the Act pursuant to the Commission orders of February 8, 1955, November 3, 1967 and August 28, 1975 cited in the Introduction above.

        Eastern (i) does not request a recommended decision by an administrative law judge, (ii) does not request a recommended decision by any other responsible officer of the Commission, (iii) hereby specifies that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) hereby requests that there be no 30-day waiting period between the date of issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS
------------------------------------------

(a)     Exhibits

        A-1    Specimen copy of Common Share certificate of Eastern.

        A-2 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended (Incorporated herein by reference to Exhibit 3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1989 (File No. 1-2297)).

        A-3    By-laws of Eastern (Incorporated herein by reference to Exhibit
               3.1 to Eastern's Quarterly Report on Form 10-Q for the quarter ended June 30, 1992 (File No. 1-2297)).

        A-4 Articles of organization of Essex (Incorporated herein by reference to Essex's Quarterly Report on Form 10-Q for the quarter ended February 28, 1995 (File No. 1-8154)).

        A-5 By-laws of Essex (Incorporated herein by reference to Essex's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997 (File No. 1-8154)).

        A-6    Specimen copy of Common stock certificate of Essex.

       *A-7    Articles of Organization of NEWCO.

       *A-8    By-laws of NEWCO.

       *A-9    Specimen copy of Common Stock certificate of NEWCO.

        A-10 Articles of Organization of Surviving Corporation (See Exhibit A-4 above).

        A-11   By-laws of Surviving Corporation (See Exhibit A-5 above).

       *A-12   Specimen copy of Common Stock certificate of Surviving
               Corporation.

        B Merger Agreement (Incorporated by reference to Exhibit 1 to Essex's Current Report on Form 8-K dated 1/9/98 (File No. 1-8154)).

       *C Registration Statement on Form S-4, including all financial statements and exhibits thereto, with reference to additional Common Shares of Eastern (Incorporated herein by reference to File No. 333-________ ) (including the Prospectus/Proxy Statement to be distributed to stockholders of Essex in connection with the special meeting to be held on or about May 19, 1998).

        D-1 Eastern and Essex Joint Petition for Approval of Merger filed with the Massachusetts Department of Telecommunications and Energy on February 27, 1998 (excluding Attachment 1 thereto, which is included hereto as Exhibit B).

       *D-2 Certified copy of order of Massachusetts Department of Telecommunications and Energy.

        E Map of service territories of Essex and Boston Gas (filed under cover of Form SE).

        F      Opinion of Counsel.

        G      Statement of Estimated Fees and Expenses.

        H      Proposed Form of Notice.

*To be supplied by amendment.

(b)     Financial Statements

        1. Consolidated Balance Sheets of Eastern as of December 31, 1997 (Incorporated herein by reference to Eastern's Annual Report on Form 10-K for the fiscal year ended 12/31/97 (File No. 1-2297)).

        2. Consolidated Statements of Operations and Shareholders' Equity of Eastern for the twelve months ended December 31, 1997 on an actual basis (Incorporated herein by reference to Eastern's Annual Report on Form 10-K for the fiscal year ended 12/31/97 (File No. 1-2297)).

        3. Consolidated Balance Sheets, Statements of Income and Retained Earnings of Essex, for the years ended August 31, 1995 through 1997 and for the three months ended November 30, 1997 (Incorporated by reference to Essex's Annual Reports on Form 10-K for the fiscal years ended 8/31/95, 8/31/96 and 8/31/97 and Quarterly Report on Form 10-Q for the quarter ended 11/30/97 (File No. 1-8154)).

        4. Unaudited Pro Forma Combined Balance Sheet of Boston Gas Company and Essex County Gas Company as at December 31, 1997 and November 30, 1997, respectively.

        5. Unaudited Pro Forma Combined Statement of Earnings of Boston Gas Company and Essex County Gas Company for the fiscal year ended December 31, 1997 and the twelve months ended November 30, 1997, respectively.

        Since the date of the Balance Sheets provided in 1 above, there have been no material changes which were not in the ordinary course of business.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS
------------------------------------------------

The proposed transaction does not involve a major federal action significantly affecting the quality of the human environment.

                                    SIGNATURE
                                    ---------

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                            EASTERN ENTERPRISES(1)



Date:  March 31, 1998                      By: /s/ Walter J. Flaherty
     --------------------------                -------------------------------
                                               Walter J. Flaherty
                                               Senior Vice President and Chief
                                               Financial Officer






(1) Reference is hereby made to the declaration of trust establishing Eastern Enterprises (formerly Eastern Gas and Fuel Associates) dated July 18, 1929, as amended, a copy of which is on file in the office of the Secretary of the Commonwealth of Massachusetts. The name "Eastern Enterprises" refers to the trustees under said declaration as trustees and not personally; and no trustee, shareholder, officer or agent of Eastern Enterprises shall be held to any personal liability in connection with the affairs of said Eastern Enterprises, but the trust estate only is liable.

                                  EXHIBIT INDEX

See Item 6, "Exhibits and Financial Statements," for statement of locations of exhibits incorporated by reference.

    Exhibit No.    Description
    -----------    -----------

    A-1            Specimen copy of Common Share certificate of Eastern

    A-2 Declaration of Trust of Eastern, dated as of July 18, 1929, as amended (Incorporated by Reference)

    A-3            By-laws of Eastern (Incorporated by Reference)


    A-4            Articles of Organization of Essex (Incorporated by Reference)

    A-5            By-laws of Essex (Incorporated by Reference)

    A-6            Specimen copy of Common Stock certificate of Essex

    *A-7           Articles of organization of NEWCO

    *A-8           By-laws of NEWCO

    *A-9           Specimen copy of Common Stock certificate of NEWCO

    A-10           Articles of Organization of Surviving Corporation (See
                   Exhibit A-4)

    A-11           By-laws of Surviving Corporation (See Exhibit A-5)

    *A-12          Specimen copy of Common Stock certificate of Surviving
                   Corporation

      B              Merger Agreement (Incorporated by Reference)

     *C Registration Statement on Form S-4, including all financial statements and exhibits thereto, with reference to Common Shares of Eastern

      D-1 Eastern and Essex Joint Petition for Approval of Merger filed with the Massachusetts Department of Telecommunications and Energy (excluding Attachment 1 thereto, which is included hereto as Exhibit B)

     *D-2 Certified copy of order of Massachusetts Department of Telecommunications and Energy

      E Map of service territories of Essex and Boston Gas (Filed under cover of Form SE)

      F              Opinion of Counsel

      G              Statement of Estimated Fees and Expenses

      H              Proposed Form of Notice

* To be supplied by amendment.

See Item 6, "Exhibits and Financial Statements," for a statement of locations of financial statements incorporated by reference.

      Financial
      Statement
      No.            Description
      ---------      -----------

      1 Consolidated Balance Sheets of Eastern as of December 31, 1997 (Incorporated by Reference)

      2 Consolidated Statements of Operations and Shareholders' Equity of Eastern for the twelve months ended December 31, 1997 on an actual basis (Incorporated by Reference)

      3 Consolidated Balance Sheets, Statements of Income and Retained Earnings of Essex, for the years ended August 31, 1995 through 1997 and for the three months ended November 30, 1997 (Incorporated by Reference)


      4. Unaudited Pro Forma Combined Balance Sheet of Boston Gas Company and Essex County Gas Company as at December 31, 1997 and November 30, 1997, respectively.

      5. Unaudited Pro Forma Combined Statement of Earnings of Boston Gas Company and Essex County Gas Company for the Fiscal year ended December 31, 1997 and the twelve months ended November 30, 1997, respectively.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information should be read in conjunction with the consolidated financial statements, including the notes thereto, of Eastern, Boston Gas and Essex County which are incorporated by reference in this SEC Form U-1. The unaudited pro forma information is presented for illustration purposes only in accordance with the assumptions set forth below, and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated nor is it necessarily indicative of future operating results or financial position of the combined enterprise. The unaudited pro forma combined financial information presents only the combined results of the utility operations of Eastern (through Boston Gas) and Essex County. The unaudited pro forma combined financial information does not reflect any adjustments to conform accounting practices or to reflect any cost savings or other synergies anticipated as a result of the Merger or any Merger-related expenses.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

The following unaudited pro forma combined balance sheet presents, under the pooling-of-interests accounting method, the combined consolidated balance sheets of Boston Gas as of December 31, 1997 and Essex County as of November 30, 1997.

                                   BOSTON GAS
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                     ESSEX COUNTY
                                                   BOSTON GAS        GAS COMPANY
                                                  DECEMBER 31,       NOVEMBER 30,
                                                      1997               1997           PRO FORMA        PRO FORMA
                                                 (AS REPORTED)     (AS RECLASSIFIED)    ADJUSTMENTS     BALANCES (1)
                                                 -------------     -----------------    -----------     ------------
ASSETS
GAS PLANT, AT COST                                  $866,784            $107,508            $ -           $974,292
CONSTRUCTION WORK-IN-PROCESS                           2,715                   -              -              2,715
 Less--Accumulated depreciation                      329,918              25,366              -            355,284
                                                    --------            --------            ---           --------
        Net plant                                    539,581              82,142              -            621,723

CURRENT ASSETS:
 Cash                                                    307                 369              -                676
 Accounts receivable, less reserves of
        $16,741                                       89,859               3,074              -             92,933
 Deferred gas costs                                   66,595               2,216              -             68,811
 Natural gas and other inventories                    44,590               4,204              -             48,794
 Materials and supplies, at average cost               3,316                 701              -              4,017
 Prepaid expenses                                      1,777                 242              -              2,019
                                                    --------            --------            ---           --------
                                                     206,444              10,806              -            217,250

OTHER ASSETS:
 Deferred postretirement benefits cost                83,926                   -              -             83,926
 Deferred charges and other assets                    48,206               2,926              -             51,132
                                                    --------            --------            ---           --------
      Total other assets                             132,132               2,926              -            135,058
                                                    --------            --------            ---           --------
      Total assets                                  $878,157            $ 95,874            $ -           $974,031
                                                    ========            ========            ===           ========



  See accompanying notes to Unaudited Pro Forma Combined Financial Information

                                   BOSTON GAS
                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                    ESSEX COUNTY
                                                   BOSTON GAS        GAS COMPANY
                                                  DECEMBER 31,       NOVEMBER 30,
                                                      1997                1997             PRO FORMA           PRO FORMA
                                                 (AS REPORTED)     (AS RECLASSIFIED)      ADJUSTMENTS        BALANCES (1)
                                                 -------------     -----------------      -----------        ------------
LIABILITIES AND STOCKHOLDERS' INVESTMENT
CAPITALIZATION:
 Common stockholders' investment
    Common stock, authorized;
      Boston Gas -- 0.5 million
      Essex -- 5 million
    Issued and outstanding,
      Boston Gas -- 0.5 million                     $ 51,418            $     -              $ - (3)            $ 51,418
      Essex -- 1.7 million                                 -             20,557                - (3)              20,557
 Amounts in excess of par value                       43,233                  -                - (3)              43,233
 Retained earnings                                   152,312             14,583                -                 166,895
                                                    --------            -------              ---                --------
      Total common stockholders'
      investment                                     246,963             35,140                -                 282,103

 Cumulative preferred stock, $1 par value,
    (liquidation preference, $25 per share)
    authorized and outstanding --1.2 million          29,326                  -                -                  29,326
 Long-term obligations, less current portion         211,236             28,731                -                 239,967
                                                    --------            -------              ---                --------
      Total capitalization                           487,525             63,871                -                 551,396

 Gas inventory financing                              55,502              4,321                -                  59,823
                                                    --------            -------              ---                --------
      Total capitalization and gas inventory
      financing                                      543,027             68,192                -                 611,219

CURRENT LIABILITIES:
 Current portion of long-term obligations                507                945                -                   1,452
 Notes payable                                        39,700              6,358                -                  46,058
 Accounts payable                                     61,931              5,227                -                  67,158
 Accrued taxes                                         1,392                  6                -                   1,398
 Accrued income taxes                                 11,174            (1,938)                -                   9,236
 Accrued interest                                      4,372                160                -                   4,532
 Customer deposits                                     2,360                  -                -                   2,360
 Refunds due to customers                              3,136              1,415                -                   4,551
 Pipeline transition costs                                 -                274                -                     274
                                                    --------            -------              ---                --------
      Total current liabilities                      124,572             12,447                -                 137,019

RESERVES AND DEFERRED CREDITS:
 Deferred income taxes                                79,128             10,517                -                  89,645
 Unamortized investment tax credits                    5,931              1,124                -                   7,055
 Postretirement benefits obligation                   83,274                  -                -                  83,274
 Other                                                42,225              3,594                -                  45,819
                                                    --------            -------              ---                --------
      Total reserves and deferred credits            210,558             15,235                -                 225,793
                                                    --------            -------              ---                --------
      Total liabilities and stockholders'
      investment                                    $878,157            $95,874              $ -                $974,031
                                                    ========            =======              ===                ========



  See accompanying notes to Unaudited Pro Forma Combined Financial Information

               UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS

The following unaudited pro forma combined statements of earnings present, under the pooling-of-interests accounting method , the consolidated statements of earnings of Boston Gas for the fiscal year ended December 31, 1997 with the consolidated statements of operations of Essex County for the twelve months ended November 30, 1997.

                                   BOSTON GAS
               UNAUDITED PRO FORMA COMBINED STATEMENT OF EARNINGS
                                 (IN THOUSANDS)

                                                                     TWELVE MONTHS
                                                  FISCAL YEAR             ENDED
                                                     ENDED            NOVEMBER 30,
                                                  DECEMBER 31,            1997
                                                      1997            ESSEX COUNTY
                                                   BOSTON GAS          GAS COMPANY       PRO FORMA     PRO FORMA
                                                 (AS REPORTED)      (AS RECLASSIFIED)   ADJUSTMENTS   RESULTS (1)
                                                 -------------      -----------------   -----------   -----------
Operating revenues                                  $700,945             $54,427            $ -         $755,372
Cost of gas sold                                     398,566              27,334              -          425,900
                                                    --------             -------            ---         --------
Operating margin                                     302,379              27,093              -          329,472

Operating expenses:
   Other operating expenses                          148,487              13,170              -          161,657
   Maintenance                                        22,017                 744              -           22,761
   Depreciation and amortization                      44,413               3,422              -           47,835
   Income taxes                                       22,510               2,565              -           25,075
   Restructuring charge                                8,692                   -              -            8,692
                                                    --------             -------            ---         --------
        Total operating expenses                     246,119              19,901              -          266,020
                                                    --------             -------            ---         --------

Operating earnings                                    56,260               7,192              -           63,452
Other earnings, net                                      298                 372              -              670
                                                    --------             -------            ---         --------
Earnings before interest expense                      56,558               7,564              -           64,122

Interest expense:
   Long-term debt                                     16,767               2,499              -           19,266
   Other, including amortization of debt
   expense                                             1,889                 688              -            2,577
   Less--interest during construction                  (609)                 (27)             -            (636)
                                                    --------             -------            ---         --------
        Total interest expense                        18,047               3,160              -           21,207
                                                    --------             -------            ---         --------

Net earnings                                          38,511               4,404              -           42,915
Preferred stock dividends                              1,926                   -              -            1,926
                                                    --------             -------            ---         --------
Net earnings applicable to common stock             $ 36,585             $ 4,404            $ -         $ 40,989
                                                    ========             =======            ===         ========



  See accompanying notes to Unaudited Pro Forma Combined Financial Information

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


(1)  BOSTON GAS AND ESSEX COUNTY HISTORICAL FISCAL YEARS AND ACCOUNTING POLICIES

Boston Gas' historical fiscal year ends on December 31 while Essex County's historical fiscal year ends on August 31. For purposes of combining Essex County's historical financial information with Boston Gas' in the pro forma combined statement of operations herein, the financial information of Boston Gas for the fiscal year ended December 31, 1997 has been combined with Essex County's financial information for the twelve months ended November 30, 1997.

The accounting policies of Eastern, Boston Gas and Essex County are currently being studied from a conformity perspective. The impact of conforming accounting policies (if any) is not presently estimable. If conforming adjustments are required, they will be recorded as part of the restatement of prior periods as required by the pooling-of-interests method. However, certain amounts in the historical financial statements of Boston Gas and Essex County have been reclassified to present consistent pro forma financial information. There were no material intercompany transactions between Boston Gas and Essex County during the periods presented.

(2)  MERGER-RELATED EXPENSES

Eastern and Essex County will incur investment banking, legal, accounting and other transaction costs as a result of the Merger. Based on information currently available, these costs will total approximately $4.6 million and have been and will be expensed in the period incurred. Since the Merger has not been consummated, the Merger expenses can only be estimated at this time, and are subject to revision as further information becomes available.

(3)  COMMON STOCKHOLDERS' INVESTMENT

The common stock and paid-in capital accounts of Boston Gas and Essex County have not been restated for the Merger due to the fact that Essex County common stock is being exchanged for Eastern common stock, not Boston Gas common stock, as provided in the Merger Agreement. The exchange ratio is one Essex County common share for 1.183985 shares of Eastern common stock.